Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.

Commission File No. 001- 32630

Fidelity National Financial, Inc.’s (“FNF”) FNF Group 4th Quarter 2016 Earnings Conference Call Script –

William P. Foley, II, Non-Executive Chairman, FNF

At the same time, we also announced a tax-free plan in which we intend to redeem all FNFV tracking stock shares in exchange for shares of common stock of FNFV. After completion of the exchange, FNFV will also be a stand-alone, publicly traded common stock. The private letter ruling request recently submitted included both the FNFV exchange and the Black Knight distribution and we are working through the FNFV documentation to meet a third quarter 2017 closing. This FNFV exchange allows FNF to eliminate its tracking stock structure, making FNF index eligible again and potentially widening the demand for FNF common stock.

Finally, we repurchased 550,000 shares of FNF common stock for $18.5 million during the fourth quarter. For the full-year 2016, we repurchased 6 million shares at a total cost of $206 million. We froze the repurchase program on December 2nd, in anticipation of the Black Knight spin-off announcement, and we have not repurchased any FNF shares since the announcement.

FNF Group 4th Quarter 2016 Earnings Call – Question and Answer

Question: Jeremy Campbell, Analyst, Barclays PLC

Yeah, thanks. Hey, Bill, I think, on the Black Knight call yesterday, you had mentioned that the BKFS spin could potentially occur in 2Q rather than 3Q. Just wondering, is the primary gating issue at this point the IRS letter? And I think you guys previously mentioned something to the effect of like three months on the short end or six months on the longer end, is that right?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Well, you’re exactly right. It’s really now gating through the IRS. The internal documentation is well underway. We’ve established an independent committee at Black Knight to ensure that everything is done in conformity with the proper spinout rules. And so, really, the gating item is the IRS. And we believe, the FNF, the spinout or restructure will occur sometime after the Black Knight spinout. So, they’re not – the timing is not dependent on each on the other. We’re going to do each one as soon as they’re approved.

And on FNFV, we do have an accounting scenario that we need to get audits for the last three years that are independent audits for FNFV. And you kind of know the story there that it just takes time now to get all these things pull together. But everything is on track and on pace. And potentially, it could be mid-June to mid-July is kind of the target timeframe that we have for Black Knight.

Question: Jeremy Campbell, Analyst, Barclays PLC

Got you. And then, I think you said you recently filed the paperwork. Was that recent as in like yesterday or like January 1?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Boy, it’s about 10 days ago or so. 10 days ago, we have – we finally got it all in.

FNF’s FNFV Group (“FNFV”) 4th Quarter 2016 Earnings Conference Call Script –

William P. Foley, II, Non-Executive Chairman, FNF

Finally, in December, we announced a tax-free plan in which we intend to redeem all FNFV tracking stock shares and exchange those for shares of common stock of FNFV. After completion of the exchange, FNFV will be a stand-alone, publicly-traded common stock. We recently filed a private letter ruling request with the IRS and are working through the transaction documentation to meet a third quarter 2017 closing.

FNFV 4th Quarter 2016 Earnings Call Question and Answer

Question: Jason S. Deleeuw, Analyst, Piper Jaffray Companies

Thanks. And then just the last question, just what’s the outlook for new investment opportunities? I know, given what the markets have done in the last few months, valuations have kind of moved in the opposite direction than you would want, but just would like to get your thoughts on what you’re seeing out there for opportunities, new investments, or does it just make sense to keep investing, maybe make some more investments in the existing portfolio?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

We have a couple of opportunities that we’re looking at. As Brent said, with the spin-off in process, we have to be a little careful about the financial statements that are being prepared and being submitted to the IRS. You’re right that things have moved up in valuations. We’re particularly interested in the healthcare side because of our relationship with Triple Tree, our merchant bank, investment bank and investment partner. And they continue to give us opportunities that are not early stage, they’re kind of mid-stage companies. So, almost like Digital was when we bought that three or four years ago. So – and we have about $120 million of cash. We’ve liquidated within DFRG so that raised a bit more cash and we have some potential cash infusions that we’re looking at. So we’re trying to get to the point where we have $300 million or $400 million of cash on hand to make three or four significant investments with leverage. So, that’s kind of our goal, but we have to be a little conscious right now since we’re in the middle of the spin-off.

Question: Geoffrey Murray Dunn, Analyst, Dowling & Partners Securities, LLC

Thanks. My question was along the lines of the last one, so it’s more of a follow-up. But to date, I know you did Colt and Del Frisco’s, but it seems like FNFV has been more of a disposition vehicle and some of the most attractive investments have been buying its own stock. So I guess number one, did FNF seriously consider buying this in? And number two, is there any way we should be thinking about the strategy going forward, including could we ever see external money raised here and a bigger push on this kind of venture cap effort?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

I think you’ve kind of got it, Geoff, that once the spin-out is effectuated, we would anticipate raising some third party money and actually creating a larger base of cash on hand to make various investments. And that’s one of the reasons we want to get FNFV out from the FNF tracking stock umbrella, which in retrospect maybe we just should have created a company and spun in out to start with because all we did was make sure we couldn’t be index qualified by doing the tracking stocks. So we’re anxious to get this spin out accomplished to let FNF be in the position, because it can move into at least the S&P 400 index. And FNFV is going to be an investment vehicle. This is going to own controlling interest because they don’t want to be an investment company. And I think over the next year, year-and-a-half, we’re going to have some very interesting things happen at FNFV.

FNFV 4th Quarter 2016 Earnings Press Release

“Finally, in December, we announced a tax-free plan in which we intend to redeem all FNFV tracking stock shares and exchange those for shares of common stock of FNFV. We are working through that process and still expect to complete that exchange in the third quarter of 2017.” (Quote of William P. Foley, II, Non-Executive Chairman, FNF)

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the plan to redeem and exchange the FNFV tracking stock with the result being an independent, publicly-traded FNFV common stock; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U.S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. In connection with the proposed transaction, a newly formed subsidiary of FNF (“FNFV Splitco”), will file with the SEC a registration statement on Form S-4, which will include a prospectus. FNF will also file a proxy statement which will be sent to FNF’s FNFV Group shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these documents (when they are available) and other documents filed with the SEC by FNF or FNFV Splitco free of charge from the respective companies by directing a written request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: 904-854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 29, 2016. Free copies of this document may be obtained as described in the preceding paragraph.

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